Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED FOURTH QUARTER AND FULL YEAR 2012 RESULTS

NANJING, CHINA, March 7, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Highlights

•                      Total revenue was RMB540.1 million (US$86.7 million) for the fourth quarter of 2012, compared to RMB511.0 million for the same period in 2011, representing an increase of 5.7%. For the full year of 2012, total revenue was RMB2,083.0 million (US$334.3 million), representing an increase of 2.1% from RMB2,040.5 million in 2011.

•                      Gross margin for the fourth quarter of 2012 was 81.1%, compared to 82.3% for the same period in 2011. For the full year of 2012, gross margin was 82.7%, compared to 83.9% in 2011.

•                      Loss from operations for the fourth quarter of 2012 was RMB78.2 million (US$12.5 million), primarily due to a non-cash impairment charge of RMB97.2 million(US$15.6 million), as the result of a write-down of intangible assets, goodwill, and assets held for sale associated with the acquisition of Jiangsu Quanyi Biological Technology Stock Co., Ltd. (“Jiangsu Quanyi”) in 2009. For the full year of 2012, income from operations was RMB39.6 million (US$6.4 million), which represented a decrease of 72.4% from RMB143.5 million in 2011.

•                      Net loss attributable to Simcere for the fourth quarter of 2012 was RMB20.8 million (US$3.3 million), compared to net income attributable to Simcere of RMB42.8 million for the same period in 2011. For the full year of 2012, net income attributable to Simcere was RMB57.0 million (US$9.1 million), which represented a decrease of 68.1% from RMB178.4 million in 2011.

Mr. Hongquan Liu, Executive Director and Chief Executive Officer of Simcere Pharmaceutical Group, commented, “With the ongoing implementation of a series of healthcare reform policies, drug prices continued to trend down in 2012. Despite the challenging environment and intense competition, our sales in the fourth quarter grew moderately. While we believe market conditions will remain challenging in 2013, our priorities will continue to be strengthening promotion of our key products, accelerating market access and hospital listings, and reducing costs.”

The Company also announced that Mr. Alan Au joined the Company as an independent director and chairman of the audit committee in March 2013. Mr. Au has over 15 years of experience in the financial service and investment sectors relating to healthcare in Asia. He is a Certified Public Accountant in the U.S. and holds the Chartered Financial Analyst designation. Mr. Au received his Bachelor’s degree in Psychology from the Chinese University of Hong Kong in 1995, and a Master’s degree in Management from Columbia University in 2007.

2012 Fourth Quarter and Full Year Financial Results

Total revenue for the fourth quarter of 2012 was RMB540.1 million (US$86.7 million), compared to RMB511.0 million for the same period in 2011, representing an increase of 5.7%. For the full year of 2012, total revenue was RMB2,083.0 million (US$334.3 million), representing an increase of 2.1% from RMB2,040.5 million in 2011.

The tables below set forth the Company’s top 10 products by revenue for the three months ended December 31, 2012 and the year ended December 31, 2012:

In Thousands

		Three months ended December 31, 2012			Three months ended December 31, 2011
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	184,601	29,631	34.2%	172,303	33.7%	7.1%
Endu	Oncology	77,567	12,450	14.4%	65,397	12.8%	18.6%
Zailin	Infectious Disease	53,642	8,610	9.9%	56,790	11.1%	(5.5)%
Yintaiqing	Inflammation	48,686	7,814	9.0%	56,443	11.0%	(13.7)%
Sinofuan	Oncology	38,244	6,139	7.1%	42,789	8.4%	(10.6)%
Biqi	Gastroenterology	19,622	3,149	3.6%	11,786	2.3%	66.5%
Jiebaishu	Oncology	15,772	2,532	2.9%	18,696	3.7%	(15.6)%
Kechuanning	Respiratory	13,132	2,108	2.4%	13,351	2.6%	(1.6)%
Anqi	Infectious Disease	11,073	1,777	2.1%	12,957	2.5%	(14.5)%
Anxin	Infectious Disease	10,722	1,721	2.0%	10,877	2.1%	(1.4)%
Others		67,079	10,767	12.4%	49,631	9.8%	35.2%
Total		540,140	86,698	100.0%	511,020	100.0%	5.7%

		Year ended December 31, 2012			Year ended December 31, 2011
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	702,698	112,791	33.7%	770,967	37.8%	(8.9)%
Endu	Oncology	271,214	43,533	13.0%	263,046	12.9%	3.1%
Zailin	Infectious Disease	229,303	36,806	11.0%	191,006	9.4%	20.1%
Yintaiqing	Inflammation	177,884	28,552	8.5%	185,441	9.1%	(4.1)%
Sinofuan	Oncology	159,884	25,663	7.7%	178,146	8.7%	(10.3)%
Biqi	Gastroenterology	86,242	13,843	4.1%	82,034	4.0%	5.1%
Jiebaishu	Oncology	69,553	11,164	3.4%	68,344	3.3%	1.8%
Anxin	Infectious Disease	56,396	9,052	2.7%	45,919	2.3%	22.8%
Anqi	Infectious Disease	51,495	8,265	2.5%	58,592	2.9%	(12.1)%
Kechuanning	Respiratory	46,357	7,441	2.2%	42,268	2.0%	9.7%
Others		231,940	37,229	11.2%	154,784	7.6%	49.8%
Total		2,082,966	334,339	100.0%	2,040,547	100.0%	2.1%

For more information about the above products, please visit the Company’s corporate website: www.simcere.com.

Gross margin for the fourth quarter of 2012 was 81.1%, compared to 82.3% for the same period in 2011. For the full year of 2012, gross margin was 82.7%, compared to 83.9% in 2011.

Research and development expenses for the fourth quarter of 2012 totaled RMB60.2 million (US$9.7 million) which represented a decrease of 14.7% from RMB70.6 million for the same period in 2011. This was due primarily to an addition of RMB7.9 million (US$1.3 million) in government research and development grants recognized compared to the same period in 2011. As a percentage of total revenue, research and development expenses decreased to 11.1% for the fourth quarter of 2012 from 13.8% for the same period in 2011. For the full year of 2012, research and development expenses totaled RMB228.7 million (US$36.7 million), compared to RMB198.7 million in 2011.

Sales, marketing and distribution expenses for the fourth quarter of 2012 were RMB284.5 million (US$45.7 million), which represented a decrease of 1.0% from RMB287.4 million for the same period in 2011. As a percentage of total revenue, sales, marketing and distribution expenses decreased to 52.7% for the fourth quarter of 2012 from 56.2% for the same period in 2011. For the full year of 2012, sales, marketing and distribution expenses were RMB1,140.8 million (US$183.1 million), which represented an increase of 0.8% from RMB1,132.0 million in 2011.

General and administrative expenses were RMB74.4 million (US$11.9 million) for the fourth quarter of 2012, which represented a decrease of 1.8% from RMB75.8 million for the same period in 2011. As a percentage of total revenue, general and administrative expenses decreased to 13.8% for the fourth quarter of 2012 from 14.8% for the same period in 2011. For the full year of 2012, general and administrative expenses were RMB256.0 million (US$41.1 million), which represented a decrease of 11.2% from RMB288.1 million in 2011.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB10.0 million (US$1.6 million) for the fourth quarter of 2012, compared to RMB6.3 million for the same period in 2011, which was primarily due to new issuance of restricted shares. For the full year of 2012, share-based compensation expenses totaled RMB20.4 million (US$3.3 million), a decrease of 30.4% from RMB29.3 million in 2011, which was primarily due to the completion of the vesting period of the first and second batches of restricted shares in November 2011 and March 2012, respectively.

Loss from operations for the fourth quarter of 2012 was RMB78.2 million (US$12.5 million), compared to income from operations of RMB1.6 million for the same period in 2011. Loss from operations was primarily attributable to a non-cash impairment charge of RMB97.2 million (US$15.6 million) as the result of a write-down of intangible assets, goodwill, and assets held for sale associated with the acquisition of Jiangsu Quanyi in 2009. Simcere has determined a write-down of assets and goodwill of Jiangsu Quanyi is required due to lowered expectation for future sales and profitability of its vaccine products currently under development. For the full year of 2012, income from operations was RMB39.6 million (US$6.4 million), which represented a decrease of 72.4% from RMB143.5 million in 2011.

Income tax benefit for the fourth quarter of 2012 was RMB11.9 million (US$1.9 million), compared to income tax benefit of RMB41.9 million for the same period in 2011. The significant income tax benefit in the fourth quarter of 2011 was primarily due to the improved financial results at one of the Company’s subsidiaries during 2011, resulting in the reversal of the valuation allowance previously made against the deferred tax assets of this subsidiary amounting to RMB32.3 million in the fourth quarter of 2011. For the full year of 2012, income tax benefit was RMB5.6 million (US$0.9 million), compared to income tax benefit of RMB35.4 million in 2011.

Net loss attributable to Simcere for the fourth quarter of 2012 was RMB20.8 million (US$3.3 million), compared to net income attributable to Simcere of RMB42.8 million for the same period in 2011. The net loss, as mentioned previously, was primarily attributable to the non-cash impairment charge of RMB97.2 million (US$15.6 million) as the result of a write-down of intangible assets, goodwill and assets held for sale associated with the acquisition of Jiangsu Quanyi in 2009. For the full year of 2012, net income attributable to Simcere was RMB57.0 million (US$9.1 million), which represented a decrease of 68.1% from RMB178.4 million in 2011. Net margin, representing net income attributable to Simcere divided by total revenue, for the full year of 2012 was 2.7%, compared to 8.7% in 2011.

Basic and diluted net loss per American Depository Share (“ADS”) for the fourth quarter of 2012 were RMB 0.40 (US$0.06) and RMB 0.39 (US$0.06), respectively. Basic and diluted earnings per ADS for the full year of 2012 were RMB1.06 (US$0.17) and RMB1.06 (US$0.17), respectively. One ADS represents two ordinary shares of the Company.

As of December 31, 2012, the Company had cash, cash equivalents and restricted cash of RMB201.6 million (US$32.4 million), compared to RMB262.6 million as of December 31, 2011.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the fourth quarter and full year of 2012 on Thursday, March 7, 2013 at 8:00 a.m. Eastern Time (Thursday, March 7 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the fourth quarter and full year of 2012 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic toll-free:	800.819.0121
China Domestic mobile toll-free:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q4 2012 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 12783585.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.855.452.5696
United States toll:	+1.646.254.3697

The passcode for replay participants is 12783585. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE: SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Jie Liu D’Elia	Cindy Zheng
Vice President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666*8857

In Beijing:

Yue Yu

Brunswick Group

Tel: 86-10-5960-8600

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended December 31,			Year ended December 31,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	511,020	540,140	86,698	2,040,547	2,082,966	334,339
Total revenue	511,020	540,140	86,698	2,040,547	2,082,966	334,339
Cost of materials and production	(90,614)	(101,935)	(16,361)	(328,159)	(361,071)	(57,956)
Gross profit	420,406	438,205	70,337	1,712,388	1,721,895	276,383

Operating expenses and other operating income:
Research and development	(70,583)	(60,216)	(9,666)	(198,722)	(228,717)	(36,711)
Sales, marketing and distribution	(287,428)	(284,518)	(45,668)	(1,131,974)	(1,140,810)	(183,113)
General and administrative	(75,784)	(74,384)	(11,940)	(288,144)	(255,999)	(41,091)
Impairment on goodwill, intangible assets and assets held for sale	—	(97,247)	(15,609)	—	(97,247)	(15,609)
Other operating income	15,000	—	—	50,000	40,439	6,491
Income/(loss) from operations	1,611	(78,160)	(12,546)	143,548	39,561	6,350

Interest income	1,036	1,256	202	4,676	4,066	653
Interest expense	(11,034)	(13,897)	(2,231)	(42,342)	(69,258)	(11,117)
Foreign currency exchange gains/(losses)	1,108	(81)	(13)	7,732	(923)	(148)
Other income	846	3,244	521	15,036	11,429	1,834
Equity in (losses)/incomes of equity method affiliated company	(1,974)	6,062	973	(12,192)	(4,859)	(780)
Income/(loss) before income taxes	(8,407)	(81,576)	(13,094)	116,458	(19,984)	(3,208)

Income tax benefit	41,866	11,919	1,913	35,371	5,581	896
Net Income/(loss)	33,459	(69,657)	(11,181)	151,829	(14,403)	(2,312)

Less: Net loss attributable to the noncontrolling interest	9,338	48,857	7,842	26,560	71,360	11,454
Net income/(loss) attributable to Simcere	42,797	(20,800)	(3,339)	178,389	56,957	9,142

Income/(loss) per share attributable to Simcere:
Basic	0.39	(0.20)	(0.03)	1.63	0.53	0.09
Diluted	0.39	(0.20)	(0.03)	1.61	0.53	0.09

Income/(loss) per ADS attributable to Simcere:
Basic	0.78	(0.40)	(0.06)	3.25	1.06	0.17
Diluted	0.77	(0.39)	(0.06)	3.23	1.06	0.17

Weighted average number of common shares:
Basic	109,941,646	105,220,991	105,220,991	109,738,705	106,996,531	106,996,531
Diluted	110,477,166	105,764,663	105,764,663	110,525,257	107,370,830	107,370,830

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	USD

Assets
Current assets
Cash, cash equivalents and restricted cash	262,557	201,556	32,352
Assets held for sale	—	90,550	14,534
Bills receivable	814,822	679,630	109,088
Accounts receivable, net	462,050	413,481	66,368
Inventories	126,708	120,932	19,411
Other current assets	181,196	237,248	38,081
Total current assets	1,847,333	1,743,397	279,834
Property, plant and equipment, net	925,815	853,546	137,004
Land use rights	139,707	128,220	20,581
Goodwill and intangible assets, net	648,408	519,334	83,359
Investments in and advance to an affiliated company	91,355	56,785	9,115
Other non-current assets	81,499	71,381	11,457
Total assets	3,734,117	3,372,663	541,350
Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	816,150	675,779	108,470
Accounts payable	52,191	47,136	7,566
Bills payable	28,379	15,000	2,408
Other payables and accrued liabilities	565,827	471,603	75,697
Total current liabilities	1,462,547	1,209,518	194,141
Long-term borrowings, excluding current portion	—	2,000	321
Deferred tax liabilities	46,248	56,120	9,008
Other liabilities	31,625	32,657	5,242
Total liabilities	1,540,420	1,300,295	208,712
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,532	8,258	1,326
Additional paid-in capital	954,750	853,551	137,004
Accumulated other comprehensive loss	(104,608)	(104,147)	(16,717)
Retained earnings	1,197,507	1,254,464	201,355
Total equity attributable to Simcere	2,056,181	2,012,126	322,968
Noncontrolling interest	137,516	60,242	9,670
Total shareholders’ equity	2,193,697	2,072,368	332,638
Commitments and contingencies
Total liabilities and shareholders’ equity	3,734,117	3,372,663	541,350

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.2301 on December 31, 2012 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.